Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

June 16, 2017

Dear Sir/Madam,

Sub: Press release

Please find enclosed following press releases –

1. Infosys Appoints Karmesh Vaswani as the Global Head of Retail, CPG & Logistics (RCL) and Nitesh Banga as the Global Head of Manufacturing.

   Karmesh & Nitesh to replace Sandeep Dadlani, President and Head - MRCL, who will be leaving the company.

2. Infosys Appoints Inderpreet Sawhney as Group General Counsel. Appointment effective July 3, 2017

These will also be made available on the Company's website, www.infosys.com.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys Appoints Karmesh Vaswani as the Global Head of Retail, CPG & Logistics (RCL) and Nitesh Banga as the Global Head of Manufacturing

Karmesh & Nitesh to replace Sandeep Dadlani, President and Head - MRCL, who will be leaving the company

Bangalore – June 16, 2017: Infosys (NYSE: INFY), a global leader in consulting, technology, outsourcing and next-generation services today announced the appointment of Karmesh Vaswani as the Global Head – Retail, CPG & Logistics (RCL) and Nitesh Banga as the Global Head of Manufacturing, effective July 15, 2017. Karmesh Vaswani and Nitesh Banga are both career Infoscions who have held strategic portfolios across the organization for nearly a decade.

Speaking on their appointment, Dr. Vishal Sikka, Chief Executive Officer, Infosys said, "I congratulate Karmesh and Nitesh on their appointments as the global leaders for two of our key strategic industry segments. I have worked closely with them over the last three years and have tremendous faith in their passion for client success and their ability to help clients see and achieve their digital aspirations. I am confident that our RCL & Manufacturing businesses will thrive under their leadership."

"Sandeep has played a key role in the success of Infosys over his career and in our transformation journey these past three years. We wish him the best in the journey ahead," Dr. Sikka added.

About Infosys Ltd
Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment

concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information, please contact:

Asia Pacific	**EMEA**	**Americas**
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 (0)2075162748	+1 7136706752
Sarah_Gideon@infosys.com	margherita.dicerbo@infosys.com	Chiku.Somaiya@infosys.com

Infosys Appoints Inderpreet Sawhney as Group General Counsel

Appointment effective July 3, 2017

Bangalore – June 16, 2017: Infosys (NYSE: INFY), a global leader in consulting, technology, outsourcing and next-generation services, today announced the appointment of Inderpreet Sawhney as Group General Counsel, effective July 3, 2017.

Inderpreet joins Infosys from Wipro where she was the General Counsel. Prior to that, she served as Managing Partner of a midsized law firm in Silicon Valley and has also worked with ITC Limited as in-house counsel. She has a BA (Hons.) and LL.B degree from Delhi University and an LL.M from Queen's University, Kingston, Canada.

Infosys also announced that Gopi Krishnan Radhakrishnan, who was the acting General Counsel of Infosys, will be leaving the company later this month to pursue other opportunities.

Speaking on the appointment, Dr. Vishal Sikka, Chief Executive Officer, Infosys said, "I am delighted to welcome Inderpreet Sawhney to Infosys. Inderpreet has a strong and diverse, global experience over a career spanning 24+ years, and her expertise will be integral to the transformation journey we are on. I also wish Gopi, who has been our acting General Counsel over the past few months, the very best in his future endeavors and am very appreciative of his contributions to the company."

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 200,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully

complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information, please contact:

Asia Pacific	**EMEA**	**Americas**
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 (0)2075162748	+1 7136706752
Sarah_Gideon@infosys.com	margherita.dicerbo@infosys.com	Chiku.Somaiya@infosys.com